Exhibit 99.1

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 PM Eastern Time November 20, 2025) The undersigned Holder of American Depositary Receipts (“Receipts”) of Inventiva S.A. (the “Company”) hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted the number of ordinary shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business October 20, 2025 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on November 27, 2025. Notes: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. If no instructions are received, a discretionary proxy will be given to a person designated by the Company. Inventiva S.A. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders For Shareholders of record as of October 20, 2025 Thursday, November 27, 2025 9:00 AM, Local Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, Eastern Time, November 20, 2025 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE Ordinary items FOR AGAINST ABSTAIN 1. Approval of the compensation policy for the Chief Executive Officer for the 2025 financial year (applicable from November 27 to December 31); #P2# #P2# #P2# 2. Approval of the settlement agreement entered into between the Company and Mr. Frédéric Cren in accordance with Articles L. 225-38 et seq. of the French Commercial Code; #P3# #P3# #P3# 3. Partial waiver of the attendance and performance conditions associated with the grant of free shares to Mr. Frédéric Cren under the AGA 2024-1 and AGA 2025-1 plans; #P4# #P4# #P4# Extraordinary items 4. Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options; #P6# #P6# #P6# 5. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights; #P7# #P7# #P7# Ordinary item 6. Powers to carry out formalities. #P9# #P9# #P9# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date